Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

March 28, 2025

Confidential

Ms. Keira Nakada

Ms. Suying Li

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ENIGMATIG LIMITED (CIK No. 0001982961)
Registration Statement on Form F-1

Dear Ms. Nakada, Ms. Li, Mr. Fetterolf, Mr. Field:

On behalf of our client, ENIGMATIG LIMITED, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible but not earlier than 15 days after the day hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	Foo Chee Weng Desmond, Director and Chief Executive Officer, ENIGMATIG LIMITED
Teo Mingwen, Director and Chief Financial Officer, ENIGMATIG LIMITED
Jing Ye, Esq., Ye & Associates, P.C